PROSPECTUS SUPPLEMENT NO. 2	Filed Pursuant to Rule 424(b)(7)
(To Prospectus Dated June 15, 2007)	Registration No. 333-143815

$287,500,000

St. Mary Land & Exploration Company

3.50% Senior Convertible Notes due 2027
and Common Stock Issuable Upon Conversion of 3.50%
Senior Convertible Notes due 2027

This prospectus supplement no. 2 supplements and amends our prospectus dated June 15, 2007, as amended and supplemented by prospectus supplement no. 1 dated July 20, 2007 (collectively, the “Prospectus”), relating to the resale from time to time by certain selling securityholders of up to $287,500,000 principal amount of the notes and the shares of common stock issuable upon conversion of the notes.

This prospectus supplement no. 2 should be read in conjunction with and accompanied by the Prospectus and is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement no. 2 supersedes the information contained in the Prospectus.

The information appearing in the table below, which is based on information provided by or on behalf of the named selling securityholders, supplements and amends, by addition or substitution, as applicable, the information in the table appearing under the heading “Selling Securityholders” in the Prospectus.  The percentage of notes outstanding beneficially owned by each selling securityholder is based on $287,500,000 aggregate initial principal amount of notes outstanding.

Name	Aggregate Principal Amount of Notes That May Be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock That May Be Sold (1)	Percentage of Shares of Common Stock Outstanding
Argent Classic Convertible Arbitrage Fund L. P. (2)	$620,000	0.22%	11,393	0.02%
Argent Classic Convertible Arbitrage Fund II, L. P. (2)	$140,000	0.05%	2,573	*
Argent Classic Convertible Arbitrage Fund Ltd. (2)	$3,620,000	1.26%	66,521	0.10%
Argent LowLev Convertible Arbitrage Fund II, LLC (2)	$40,000	0.01%	736	*
Argent LowLev Convertible Arbitrage Fund Ltd. (2)	$1,210,000	0.42%	22,235	0.04%
Argentum Multi-Strategy Fund Ltd - Classic (2)	$70,000	0.02%	1,287	*
Class C Trading Company, Ltd. (2)	$750,000	0.26%	13,782	0.02%
Elite Classic Convertible Arbitrage Ltd. (2)	$170,000	0.06%	3,124	*
HFR CA Global Select Master Trust Account (2)	$130,000	0.05%	2,389	*
Highbridge Convertible Arbitrage Master Fund, L.P. (3)	$1,900,000	0.66%	34,914	0.06%
Highbridge International LLC (4)	$10,600,000	3.69%	194,783	0.31%
Investcorp Interlachen Multi-Strategy Master Fund Limited (5)	$3,000,000	1.04%	55,128	0.09%

J.P. Morgan Securities Inc. (6)	$15,000,000	5.22%	275,636	0.43%
Lyxor Master Fund Ref: Argent/LowLev CB c/o Argent (2)	$250,000	0.09%	4,594	*
Partners Group Alternative Strategies PCC LTD (2)	$470,000	0.16%	8,637	0.01%
Xavex Convertible Arbitrage 2 Fund (2)	$140,000	0.05%	2,573	*
Xavex Convertible Arbitrage 10 Fund (2)	$390,000	0.14%	7,167	0.01%

*      Less than 0.01%

(1)          Represents the maximum number of shares of our common stock issuable upon conversion of all of the holder’s notes, based on the initial conversion rate of 18.3757 shares of our common stock per $1,000 principal amount at maturity of the notes.  However, this conversion rate will be subject to adjustment as described under “Description of Notes—Conversion Rights.”  As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)          This selling securityholder has advised us that voting power and investment control with respect to the notes and common stock held by this selling securityholder are exercised by Nathanial Brown and Robert Richardson.

(3)          This selling securityholder has advised us that Highbridge Capital Management, LLC (“HCM”) is the trading manager of Highbridge Convertible Arbitrage Master Fund, L.P. (“Highbridge Fund”) and has voting control and investment discretion over the notes and common stock held by Highbridge Fund.  Glenn Dubin and Henry Swieca control HCM and have voting control and investment discretion over the notes and common stock held by Highbridge Fund.  Each of HCM, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the notes and common stock held by Highbridge Fund.

(4)          This selling securityholder has advised us that HCM is the trading manager of Highbridge International LLC and has voting control and investment discretion over the notes and common stock held by Highbridge International LLC.  Glenn Dubin and Henry Swieca control HCM and have voting control and investment discretion over the notes and common stock held by Highbridge International LLC.  Each of HCM, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the notes and common stock held by Highbridge International LLC.

(5)          This selling securityholder has advised us that Interlachen Capital Group LP (“ICG”) is the trading manager of Investcorp Interlachen Multi-Strategy Master Fund Limited (“Investcorp Master Fund”) and has voting and investment discretion over the notes and common stock held by Investcorp Master Fund.  Andrew Fraley, in his role as Chief Investment Officer of ICG, has voting control and investment discretion over the notes and common stock held by Investcorp Master Fund.  Andrew Fraley disclaims beneficial ownership of the notes and common stock held by Investcorp Master Fund.  This selling securityholder has also advised us that it is an affiliate of a broker-dealer.  Investcorp Investment Advisers Limited (“IIAL”), a manager of Investcorp Master Fund and an SEC registered investment adviser, is under common control with N.A. Investcorp LLC (“NAI”), an NASD member broker-dealer who is not participating in the sale of the notes and common stock held by the selling securityholders.  In addition, this selling securityholder has advised us that a spouse of an employee of ICG, the investment manager of Investcorp Master Fund, may be associated with an NASD member broker-dealer.

(6)          This selling securityholder is a broker-dealer and an affiliate of a broker-dealer.  This selling securityholder has advised us that it is affiliated with JPMorgan Chase.

Based upon information provided by the selling securityholders, none of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years, except as disclosed in the Prospectus.  None of the selling securityholders listed above will own 1% or more of our outstanding common stock after this offering.

Selling securityholders who are registered broker-dealers or affiliates of registered broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act.  To our knowledge, no selling securityholder who is a registered broker-dealer or an affiliate of a registered broker-dealer received any securities as underwriting compensation.

Information concerning the selling securityholders may change from time to time and any changed information will be set forth in additional supplements to the Prospectus if and when necessary.  In addition, the conversion rate and, therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances.

Investing in the notes and our common stock issuable upon conversion of the notes involves risks that are described in the “Risk Factors” section beginning on page 8 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 21, 2007.